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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-57A

          AMENDMENT TO NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                             RAIN CALCINING LIMITED
             DISTRIBUIDORA DE ENERGIA ELECTRICA DE JAMUNDI LIMITADA
             DISTRIBUIDORA DE ENERGIA ELECTRICA DE CANDELARIA LTDA
                 COMPANIA DE ELECTRICIDAD DE TULUA S.A. E.S.P.
                         GAS DEL RISARALDA S.A. E.S.P.
                         GASES DEL QUINDIO S.A. E.S.P.
                          GAS NATURAL DEL CENTRO S.A.
                DISTRIBUIDORA ELECTRICA DE USULUTAN, S. DE E. M.
                      LIGHT-SERVICOS DE ELETRICIDADE S.A.

        ...............................................................
                          (Name of foreign companies)

                        HOUSTON INDUSTRIES INCORPORATED
                       D/B/A RELIANT ENERGY, INCORPORATED
    ........................................................................
    (Name of filing company if filed on behalf of a foreign utility company)


Item 1 - Rain Calcining Limited

           Houston Industries Incorporated d/b/a Reliant Energy, Incorporated (the "Company") hereby amends the third paragraph, Item 1, of its Notification of Foreign Utility Status dated February 13, 1996, as follows. This amendment relates to a decrease in the ownership by Houston Industries Energy - Rain, Inc. ("HIE-RAIN") of the shares of Rain Calcining Limited ("RAIN"). The Company intends in the near future to rename HIE-RAIN as Reliant Energy Rain, Inc.

           As of the date of this notification, and following the receipt of capital contributions and the public offering of certain shares of RAIN on the Indian stock markets, HIE-RAIN owns 24.79% of the voting securities of RAIN.


Item 2 - Distribuidora de Energia Electrica de Jamundi Limitada; Distribuidora de Energia Electrica de Candelaria Ltda; Compania Electricidad de Tulua S.A. E.S.P.

           The Company hereby amends the first, second, and fourth subparagraphs of the second paragraph, Item 1, of its Notification of Foreign Utility Status dated June 4, 1997, as follows. These amendments relate to (i) the dissolutions by Empresa de Energia del Pacifico S.A. E.S.P. ("EPSA") of Distribuidora de Energia Electrica de Jamundi Limitada ("Jamundi"), and Distribuidora de


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Energia Electrica de Candelaria Ltda ("Candelaria"), and (ii) an increase by
EPSA in the ownership of the shares of Compania de Electricidad de Tulua
S.A. E.S.P. ("CET").

           The first and second subparagraphs of the second paragraph, Item 1, are amended as follows:

           Jamundi was an electric distribution company that provided retail electric service to Jamundi, Colombia, which is located on the outskirts of Cali, Colombia. Approximately 80% of the shares of Jamundi were owned by EPSA. Effective September 11, 1997, Jamundi was dissolved.

           Candelaria was an electric distribution company that provided retail electric service to Candelaria, Colombia, which is located on the outskirts of Cali, Colombia. Approximately 55% of the shares of Candelaria were owned by EPSA. Effective September 11, 1997, Candelaria was dissolved.

           The fourth subparagraph of the second paragraph, Item 1, is amended as follows:

           CET is an electric distribution company that provides retail electric service to Tulua, Colombia, which is located north of Cali, Colombia. Effective December 3, 1998, 86.4% of the shares of CET are owned by EPSA.

Item 3 - Gases del Quindio S.A. E.S.P.

           The Company hereby amends the third paragraph, Item 1, of the Notification of Foreign Utility Status dated August 1, 1997 filed by NorAm Energy Corp. ("NEC"). NEC was acquired by the Company on August 6, 1997. Effective February 2, 1999, NEC has been renamed Reliant Energy Resources Corp. ("RERC"). This amendment relates to an increase in the ownership by Reliant Energy Latin America, Inc. ("RLA"), formerly known as NorAm Latin America, Inc., a subsidiary of RERC, of Gases del Quindio S.A. E.S.P. ("Gases del Quindio").

           Based on the most recent data available, the following own five percent or more of any class of voting securities of Gases del
           Quindio:

                 Empresa de Energia del Quindio S.A.      23.43%
                 Gas Natural E.S.P.                       25.31%
                 RLA                                      25.31%
                 Gases del Caribe S.A. E.S.P.             12.65%
                 Surtidora de gas Caribe S.A. E.S.P.      12.65%

Item 4 - Gas del Risaralda S.A. E.S.P.

           The Company hereby amends the third paragraph, Item 1, of the Notification of Foreign Utility Status dated August 1, 1997 filed by RERC as follows. This amendment relates to an increase in the ownership by RLA of Gas del Risaralda S.A. E.S.P. ("Gas Del Risaralda").


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           Based on the most recent data available, the following own five percent or more of any class of voting securities of Gases del
           Risaralda:

                 Empresa de Energia Electrica de Pereira S.A.    38.31%
                 Gas Natural E.S.P.                              17.07%
                 RLA                                             17.07%
                 Gases del Caribe S.A. E.S.P.                    17.07%

Item 5 - Gas Natural del Centro S.A.

           The Company hereby amends the third paragraph, Item 1, of the Notification of Foreign Utility Status dated August 1, 1997 filed by RERC. This amendment relates to an increase in the ownership by RLA of Gas Natural del Centro S.A. ("Gas del Centro").

           Based on the most recent data available, the following own five percent or more of any class of voting securities of Gas del Centro:

                 Gasnacol                                        29.12%
                 RLA                                             16.72%
                 Empresas Publicas Manizales                     11.89%
                 Fodecal                                         11.89%
                 Terpel del Centro S.A.                          11.89%
                 Corporacion Financiera de Caldas S.A.            9.42%

Item 6 - Distribuidora Electrica de Usulutan, S. de E. M.

           The Company hereby amends the third sentence of the third paragraph,
Item 1, of its Notification of Foreign Utility Status dated June 30, 1998, as follows. This amendment relates to an increase in the ownership by Compania de Alumbrado Electrico de San Salvador, S.A. de C.V. ("CAESS") of Distribuidora Electrica de Usulutan, S. de E. M. ("DEUSEM").

           Effective September 30, 1998, 96.69% of the voting capital of DEUSEM is held by CAESS.

Item 7 - Light-Servicos de Eletricidade S.A.

           The Company hereby amends the fourth paragraph, Item 1, of its Notification of Foreign Utility Status dated May 28, 1996 as follows. This amendment relates to an increase in the ownership by HIE Argentine Holdings Ltd. of the shares of Light - Servicos de Eletricidade S.A.

           As of the date of this notification, and following (a) the privatization of LIGHT, pursuant to a public auction, the result of which was the acquisition of approximately 50% of the shares of LIGHT held directly or indirectly by a consortium of investors comprised of subsidiaries or affiliates of the following corporations: Reliant Energy International, Inc. ("REI"), formerly known as Houston Industries Energy, Inc., The AES Corporation ("AES"), Electricite de France, Companhia Siderugia Nacional ("CSN") and BNDES Participacoes S.A. ("BNDES Par"), and (b) the purchase of additional shares on the Brazilian stock exchange, Reliant Energy Cayman Ltd., f/k/a Houston Industries Energy-Cayman, Inc. (a wholly-owned, indirect subsidiary of the Company) owns 11.35% and Reliant Energy Cayman Acquisitions Ltd., f/k/a HIE Cayman Acquisitions Ltd. (also a wholly-owned, indirect subsidiary of the Company) owns 0.2213% of the voting securities of LIGHT, the


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voting securities of Light.  Based on information furnished by LIGHT are held as follows:

         o      11.35% by Reliant Energy Cayman Ltd.
         o      0.2213% by Reliant Energy Cayman Acquisitions Ltd.
         o      11.35% by EDF International S.A.
         o      11.35% by AES
         o      9.14% by BNDESPar
         o      7.25% by CSN
         o      29.47% by Centrais Eletricas Brasileiras
         o      19.8687% by public shareholders


                                   EXHIBIT A


           The Company includes in this Exhibit A a complete, current set of the state certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended. Certificates from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma are attached.





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                                   SIGNATURE


The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                       HOUSTON INDUSTRIES INCORPORATED
                                       d/b/a Reliant Energy, Incorporated



                                       By:    /s/ Mary P. Ricciardello
                                           ------------------------------------
                                             Mary P. Ricciardello
                                             Vice President and Comptroller and
                                             Principal Accounting Officer



Date: February 11, 1999




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                                EXHIBIT INDEX

                                   EXHIBIT A


           The Company includes in this Exhibit A a complete, current set of the state certificates required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended. Certificates from the commissions of Texas, Arkansas, Louisiana, Mississippi, Minnesota and Oklahoma are attached.